FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.	Name and Address of Company

AnorMED Inc. (the “Company”) Suite 200, 20353 – 64th Avenue Langley, British Columbia V2Y 1N5

Item 2.	Date of Material Change

August 30, 2006

Item 3.	News Release

On August 30, 2006, the Company issued a press release relating to the material change. The press release was disseminated via Canada NewsWire.

Item 4.	Summary of Material Change

On August 30, 2006, the Board of Directors of the Company unanimously rejected an unsolicited approach from Genzyme Corporation (“Genzyme”) to purchase all of the issued and outstanding common shares of the Company.

Item 5.	Full Description of Material Change

On August 30, 2006, the Company’s Board of Directors unanimously rejected an unsolicited approach from Genzyme to purchase all of the issued and outstanding common shares of the Company for U.S. $8.55 per share in cash.

A Special Initiatives Committee of the Company’s Board of Directors has been established to review, consider and evaluate strategic alternatives available to the Company. In consultation with its financial and legal advisors, the Strategic Initiatives Committee thoroughly reviewed, considered and evaluated the Genzyme approach in the context of the current strategic direction of the Company and its existing business plan, as well as other strategic alternatives available to the Company.

AnorMED has retained Goldman, Sachs & Co. as its exclusive financial advisor to assist the Strategic Initiatives Committee and the Board in evaluating the proposal from Genzyme and any other proposals that may be made, and to develop other strategic or financial alternatives for maximising shareholder value in the context of the current strategic direction of the Company and its existing business plan.

The Strategic Initiatives Committee has also recommended that the board of Directors of AnorMED adopt and implement a Shareholders’ Rights Plan.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.	Executive Officer
Name of Executive Officer:	W.J. (Bill) Adams Chief Financial Officer, Vice President, Finance, Secretary and Treasurer

Telephone Number:	604-530-1057
Item 9.	Date of Report

September 11, 2006
ANORMED INC.

/s/  W.J. Adams

Signature

W.J. (Bill) Adams,
Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

Name and Position of Signatory